UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The McClatchy Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
579489-10-5
(CUSIP Number)
Billie S. McConkey Vice President of Human Resources The McClatchy Company 2100 Q Street Sacramento, CA 95816 (916) 321-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 579489-10-5
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leroy Barnes, Jr.
2. Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) Not applicable
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 71,200
8. Shared Voting Power 0
9. Sole Dispositive Power 71,200
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 71,200
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.1%
14. Type of Reporting Person (See Instructions)
IN

CUSIP No. 579489-10-5	Schedule 13D	Page 3of 5

Leroy Barnes, Jr. hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2008 relating to his beneficial ownership of the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of The McClatchy Company.

Item 1. Security and Issuer

No amendment.

Item 2. Identity and Background

No amendment.

Item 3. Source and Amount of Funds or Other Consideration

No amendment.

Item 4. Purpose of Transaction

On September 3, 2008, Leroy Barnes, Jr. was named one of four co-trustees of four separate trusts established for the benefit of McClatchy family members. Each of the four trusts held 3,125,000 shares of Class B Common Stock. In September 2011, all shares of Class B Common Stock from one of the four trusts were distributed to the other three trusts, such that two of the three remaining trusts holding Class B Common Stock hold 4,166,667 shares and the third trust holds 4,166,666 shares. On May 14, 2015, Leroy Barnes Jr. voluntarily resigned as co-trustee of one of the three trusts of which he was co-trustee and on May 22, 2015, he voluntarily resigned as a co-trustee of the other two trusts of which he was co-trustee. Therefore, beneficial ownership of the shares of Class A Common Stock of The McClatchy Company owned by the three trusts is no longer attributable to Mr. Barnes.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock of The McClatchy Company beneficially owned by Leroy Barnes, Jr. is 71,200 shares of Class A Common Stock. The percentage of Common Stock beneficially owned by Mr. Barnes is approximately 0.1%, based on a total of 62,770,799 shares of Class A Common Stock issued and outstanding as of April 27, 2015, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.

(b)	The number of shares of Common Stock as to which Leroy Barnes, Jr. has:

(i)	Sole power to vote or direct the vote: 71,200 shares of Class A Common Stock;
(ii)	Shared power to vote or direct the vote: 0 shares of Class A Common Stock;
(iii)	Sole power to dispose or direct the disposition of: 71,200 shares of Class A Common Stock;
(iv)	Shared power to dispose or direct the disposition of: 0 shares of Class A Common Stock.

(c)	None.

(d)	None.

(e)	As a result of his resignation as co-trustee of three separate trusts established for the benefit of McClatchy family members, on May 14, 2015 and May 22, 2015, Leroy Barnes, Jr. ceased to be a beneficial owner of more than five percent of the Class A Common Stock of The McClatchy Company.

CUSIP No. 579489-10-5	Schedule 13D	Page 4of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No amendment.

Item 7. Material to be Filed as Exhibits

No amendment.

CUSIP No. 579489-10-5	Schedule 13D	Page 5of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2015	/s/ Leroy Barnes, Jr.
Leroy Barnes, Jr.